Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-198576

March 8, 2017

iStar Inc.

Pricing Term Sheet

$375,000,000 6.00% Senior Notes due 2022

This pricing term sheet is qualified in its entirety by reference to the Issuer’s preliminary prospectus supplement dated March 8, 2017 and the accompanying prospectus (together, the “Preliminary Prospectus”). The information in this pricing term sheet supplements the Preliminary Prospectus and updates and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus. Capitalized terms used and not defined herein have the meanings assigned to them in the Preliminary Prospectus.

6.00% Senior Notes due 2022

Issuer:	iStar Inc.

Title of Security:	6.00% Senior Notes due 2022

Ranking:	Senior unsecured notes

Size:	$375,000,000

Gross proceeds:	$375,000,000

Net proceeds (before expenses):	$370,312,500

Maturity:	April 1, 2022

Coupon:	6.00%

Public offering price:	100.000%, plus accrued and unpaid interest from March 13, 2017

Yield to maturity:	6.00%

Spread to Benchmark Treasury:	+392 basis points

Benchmark Treasury:	UST 1.875% due 02/28/2022

Interest Payment Dates:	Semi-annually on April 1 and October 1, commencing October 1, 2017

Record Dates:	March 15 and September 15

Equity Clawback:	Up to 35% at 106.0% prior to April 1, 2019

Optional Redemption:	Make-whole call @ T+50 bps prior to April 1, 2019

On or after:	Price:
April 1, 2019	103.000%
April 1, 2020	101.500%
April 1, 2021 and thereafter	100.000%

Change of Control Triggering Event:

If a Change of Control Triggering Event occurs, each holder will have the right to require that the company purchase all or a portion of such holder’s Notes at a purchase price equal to 101% of the principal amount of such notes plus accrued and unpaid interest to, but excluding, the date of repurchase.

Trade Date:	March 8, 2017

Settlement Date:	T+3; March 13, 2017

Distribution:	SEC registered

CUSIP:	45031U BZ3

ISIN:	US45031UBZ30

Denominations/Multiple:	$2,000 x $1,000

Joint Bookrunners:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities LLC
Barclays Capital Inc.
Citigroup Global Markets Inc.
Morgan Stanley & Co. LLC
Raymond James & Associates Inc.
Wells Fargo Securities, LLC

Use of Proceeds:	The company will use the net proceeds from the offering, together with cash on hand, to repay in full the approximately $99.7 million aggregate principal amount outstanding of its

5.85% Senior Notes due March 2017, to redeem in full the approximately $275.0 million aggregate principal amount outstanding of its 9.00% Senior Notes due June 2017 and to pay related expenses.

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling or e-mailing:

BofA Merrill Lynch	1-800-294-1322 (toll free) dg.prospectus_requests@baml.com

J.P. Morgan Securities LLC	1-800-245-8812 (toll free) hy_syndicate@restricted.chase.com

Barclays Capital Inc.	1-888-603-5847 (toll free) barclaysprospectus@broadridge.com

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